UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/18 (MM/DD/YY) AND ENDING 04/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Winston Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 West 47th. Street Suite 402

(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman 212-840-0817

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO LLP

(Name – *if individual, state last, first, middle name*)

C-7/227, SECTOR-7, ROHINI NEW DEHLI INDIA 110085

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Echman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Winston Securities Corp, as of April 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID S. KAPLAN
NOTARY PUBLIC, State of New York
No. 01KA4832954
Qualified in Rockland County
Commission Expires Dec. 31, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spencer Winston Securities Corp.
April 30, 2019

Contents

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Board of Directors of
Spencer- Winston Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spencer- Winston Securities Corp. (the "Company") as of April 30, 2019 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2019, and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co LLP

We have served as the Company's Auditor since 2019.

New Delhi, India
July 19, 2019

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2019

ASSETS

Current Assets:	
Cash	$ 383,851
Receivables from Brokers and Dealers	24,416
Securities Owned at Market Value	225,954
Due From Broker	230,932
Commission Advances	2,399
Prepaid Expenses	540
Total Current Assets	868,092
Property and Equipment (Net of Accumulated Depreciation $81,614)	328
Other Assets:	
Security Deposits	25,375
Total Other Assets	25,375
TOTAL ASSETS	$ 893,795

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 100,821
Total Current Liabilities	100,821
Total Liabilities	100,821
Stockholders' Equity:	
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding	400
Additional Paid in Capital	57,616
Retained Earnings	734,958
Total Stockholders' Equity	792,974
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 893,795

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2019

Revenues:	
Commission Income	$ 1,749,604
Interest and Dividend Income	272,007
Other Income	114,460
Trading Income (Loss)	(4,992)
Total Revenues	2,131,079
Expenses:	
Communication and Data Service	17,902
Cost of Services	355,634
Depreciation	963
Employee Benefits	7,516
Occupancy Costs	128,117
Salaries Expense	400,268
Independent Contractor	1,250,830
Arbitration Settlement	115,000
Other Expenses	115,574
Total Expenses	2,391,804
Net Loss Before Provision for Income Taxes	(260,725)
Provision for Income Taxes:	
Current Income Tax Expense	3,429
Deferred Income Tax Reversal	22,316
Total Benefit from Income Taxes	25,745
Net Loss	$ (286,470)

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED APRIL 30, 2019

	COMMON SHARES	STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance					
May 1, 2018	40	$ 400	$ 57,616	$ 1,021,428	$ 1,079,444
Net Loss				(286,470)	(286,470)
Ending Balance					
April 30, 2019	40	$ 400	$ 57,616	$ 734,958	$ 792,974

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2019

Cash Flows from Operating Activities:	
Net Loss After Tax	$ (286,470)
Deferred Tax Asset	22,316
Adjustments to Reconcile Net Loss to Net Cash	
Used in Operating Activities:	
Depreciation	963
Unrealized Loss on Investment	24,009
Changes in Assets and Liabilities	
Receivables from Brokers and Deales	12,460
Securities Owned at Market Value	(53,956)
Due From Broker	216,707
Commission Advances	4,261
Prepaid Expenses	3,070
Security Deposits	800
Accounts Payable and Accrued Expenses	(32,555)
Total Adjustments	175,759
Net Cash Used in Operating Activities	(88,395)
Net Decrease in Cash	(88,395)
Cash - Beginning of the Year	472,246
Cash - End of the Year	$ 383,851

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Hilltop Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2014-09, Revenue Recognition (Topic 606). This ASU provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and the timing of revenue recognition. The FASB deferred the effective date of the new revenue standard being effective for fiscal years and interim periods beginning after December 15, 2018 and allowing entities to adopt one year earlier if they so elect. The new standard allows for two alternative implementation methods: the use of either (1) full retrospective application to each prior reporting period presented or (2) modified retrospective application in which the cumulative effect of initially applying the revenue standard is recognized as an adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to adopt the new standard in the first quarter of 2020 but has not yet determined the method by which the standard will be adopted. The Company is currently evaluating the impact of the standard on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, regarding ASC Topic 230 "Statement of Cash Flows." This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant effect on its financial statements. There were no other new accounting pronouncements during the year ended April 30, 2019 that we believe would have a material impact on our financial position or results of operations.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to, intangible assets and liabilities, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash
Cash consists of a demand deposit account held at a major financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents
For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements which improve and extend the life of the asset are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains and losses on the disposition, if applicable, are reflected in earnings.

Furniture and fixtures are depreciated over the estimated useful life of the asset, between 5 and 7 years. Computer equipment is depreciated over the estimated useful life of the asset, 5 years.

Income Taxes

The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements provisions have been provided for federal city and state income taxes.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and Fixtures	$ 16,754
Computer Equipment	65,188
Total Property and Equipment	81,942
Less: Accumulated Depreciation	(81,614)
Net Property and Equipment	$ 328

For the year ended April 30, 2019, depreciation expense was $963.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2019, the Company's net capital was approximately $728,583 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 0.14 to 1.

NOTE 5 - INCOME TAXES

The Company maintains deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax asset at April 30, 2018 consists of net operating loss carryforwards and cumulative unrealized losses. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of the attainment of future taxable income.

On December 22, 2017, the United States signed into law the Tax Cuts and Jobs Act (the "Act"), a tax reform bill which, among other items, reduces the current federal income tax rate to 21% from 34%. The rate reduction is effective January 1, 2018, and is permanent.

The items accounting for the difference between income taxes at the effective statutory rate and the provision for income taxes for the period ended April 30, 2019 were as follows:

	April 30, 2019
Income tax deduction (benefit) at U.S. statutory rate of 21% in 2019	$ (47,862)
Income tax deduction (benefit) – state	—
Non-deductible (income) expenses	—
Change in valuation allowance	70,178
Total provision for income tax	$ 22,316

The Company's approximate net deferred tax asset as of April 30, 2019 was as follows:

	April 30, 2019
Net operating loss carryforward	$ 334,183
[illegible]	[illegible]
Total deferred tax asset	70,178
Less: valuation allowance	(70,178)
Net deferred tax asset	$ —

NOTE 5 - INCOME TAXES - continued

The gross operating loss carryforward was $334,183 at April 30, 2019. The Company provided a valuation allowance equal to the net deferred income tax asset as of April 30, 2019 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The increase in the valuation allowance was $70,178 during the year ended April 30, 2019. The potential tax benefit arising from the net operating loss carryforward of $242,351 from the period following the Act's effective date can be carried forward indefinitely within the annual usage limitations.

Additionally, the future utilization of the net operating loss carryforward to offset future taxable income is subject to annual limitations as a result of ownership or business changes that may occur in the future. The Company has not conducted a study to determine the limitations on the utilization of these net operating loss carryforwards. If necessary, the deferred tax assets will be reduced by any carryforward that may not be utilized or expires prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

The Company does not have any uncertain tax positions or events leading to uncertainty in a tax position.

As of April 30, 2018, the Company had a net operating loss carryover of approximately $91,832 available to offset future income for income tax reporting purposes, which will expire in various years through 2038, if not previously utilized. However, the Company's ability to use the carryover net operating loss may be substantially limited or eliminated pursuant to Internal Revenue Code Section 382.

NOTE 6 - LEASES

The Company has taken certain office spaces under cancellable and non-cancelable operating leases. The Company has recorded total rental expense amounting to $128,117 during the current fiscal year ended April 30, 2019 which includes $43,584 in relation to a non-cancellable operating lease expiring on January 31, 2022.

Future minimum rental payments due as of April 30, 2019, are as follows:

For the Year Ending April 30,	
2020	$ 44,892
2021	46,239
2022	35,454
Total	$ 126,585

See Independent Auditor's Report.

NOTE 6 – LEASES – continued

The Company records the actual rent payments rather than on a straight-line basis as required by accounting principles generally accepted in the United States of America. The difference is not material. For the year ended April 30, 2019, rent expense was $128,117.

NOTE 7 - RELATED PARTY DISCLOSURES

The disclosures of transactions during the year with the related parties are as follows:

Name of Related party	Nature of Transaction	Relation	Amount (In $)
Oscar Echman	Salary	President	120,000
Oscar Echman	Reimbursement of Expenses	President	6,178.85
Vincent Bruno	Compliance Expenses	Chief Compliance officer	110,500

NOTE 8 - LITIGATION

The Company was the defendant in a FINRA Dispute Resolution arbitration filed by a former securities brokerage customer of the Company alleging losses in two accounts as a result of unauthorized trading and unsuitable recommendations. The company strongly denied this allegation and intended to vigorously defend this matter. Till the previous year ended April 30, 2018, the outcome of the matter was not determinable.

During the current year, the Company has entered into a settlement agreement dated August 17, 2018 in respect of the above mentioned dispute and has paid $115,000 on account on such settlement pursuant to the mutual consent of the parties.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through July 12, 2019, the date which the financial statements were available to be issued.

Schedule I

SPENCER-WINSTON SECURITIES CORP.

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended APRIL 30, 2019

Total stockholder's equity qualified for net capital	$ 792,974
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	328
Other assets and receivables	30,498
Net capital before haircuts on securities	762,148
Haircuts on securities	33,565
Net capital	$ 728,583
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 100,821
Total aggregate indebtedness	$ 100,821
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 628,583
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 718,500
Ratio of aggregate indebtedness to net capital	0.14 to 1

See notes to financial statements and report of independent registered public accounting firm

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Spencer- Winston Securities Corp.

We have reviewed management's statements, included in the accompanying Spencer- Winston Securities Corp Exemption Report, in which (1) Spencer- Winston Securities Corp (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
July 19, 2019

Spencer Winston Securities Corp,

Member FINRA/SIPC

July 15, 2019

Securities & Exchange Commission
100 F street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019

Dear Sir/Madame:

For the fiscal year ending April 30, 2019 Spencer Winston Securities Corp. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Hilltop Securities Inc."

Spencer Winston Securities Corp. met the exemption provided above for the period April 30, 2019.

Sincerely,

Oscar Echman
Managing Member

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Board of Directors of
Spencer- Winston Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended April 30, 2019, which were agreed to by Spencer- Winston Securities Corp (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended April 30, 2019. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended April 30, 2019, as applicable, totaling $ 2,131,079 with the amounts reported in Form SIPC-7 for the year ended March 31, 2019 of $ 2,037,365. There were variances totaling $ 93,714 of net operating revenues when comparing amounts reported in the Form SIPC-7 to the audited amounts;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJSH & Co LLP

New Delhi, India
July 19, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 4/30/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-24995 FINRA APR 08/01/1980
SPENCER-WINSTON SECURITIES
45 WEST 47TH ST
SUITE 402
NEW YORK, NY 10036-2825

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

OSCAR ECHMAN-212-840-0817

2. A. General Assessment (item 2e from page 2) $ 2270

B. Less payment made with SIPC-6 filed (exclude interest) (1028.80)

11/25/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1241.20

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1241.20

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1241.20

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SPENCER WINSTON SECURITIES Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 15 day of MAY, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 5/1/2018
and ending 4/30/2019

Item No. | | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2037365

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. 96936

Total additions 96936

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 335225

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 179767

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 264548@40%=105819

Enter the greater of line (i) or (ii) 105819

Total deductions 620811

2d. SIPC Net Operating Revenues $ 1513490

2e. General Assessment @ .0015 $ 2270

(to page 1, line 2.A.)

OMB APPROVAL	
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Estimated average burden hours per response...... 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.
		8-24995 [14]
Spencer Winston Securities Corp.	[13]	FIRM I.D. NO.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		8300 [15]
45 West 47th Street (No. and Street)	[20]	FOR PERIOD BEGINNING (MM/DD/YY) May 1, 2018 [24]
New York (City) [21] NY (State) [22] 10036 (Zip Code)	[23]	AND ENDING (MM/DD/YY) April 30, 2019 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.
Oscar Echman	[30]	(212) 840-2444 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE
	[32]	[33]
	[34]	[35]
	[36]	[37]
	[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 19 day of July 2019
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) OSCAR ECHMAN
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

70

ADDRESS

71	72	73	74
Number and Street	City	State	Zip Code

CHECK ONE

- [ ] Certified Public Accountant 75
- [x] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/2019 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [x] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 383,851	200			$ 383,851	750
2. Receivables from brokers or dealers:						
A. Clearance account	24,416	295				
B. Other	230,932	300	$	550	255,348	810
3. Receivable from non-customers		355	2,399	600	2,399	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	223,770	424				
E. Spot commodities		430			223,770	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	2,184	610	2,184	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	328	680	328	920
11. Other assets		535	25,915	735	25,915	930
12. TOTAL ASSETS	$ 862,969	540	$ 30,826	740	$ 893,795	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2019

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	100,821 [1205]	[1385]	100,821 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 100,821 [1230]	$ [1450]	$ 100,821 [1760]

Ownership Equity		Total
21. Sole Proprietorship	▼15	$ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		400 [1792]
C. Additional paid-in capital		57,616 [1793]
D. Retained earnings		734,958 [1794]
E. Total		792,974 [1795]
F. Less capital stock in treasury	▼16	( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 792,974 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 893,795 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2019

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 792,974	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			792,974	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 792,974	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 30,826	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(30,826)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 762,148	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
[30]	3. Options		3730		
	4. Other securities	33,565	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(33,565)	3740
10.	Net Capital			$ 728,583	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2019

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	6,715	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	628,583	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	718,500	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	100,821	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	100,821	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	13.83	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/18 [3932] to 04/30/19 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	36,467	3935
b. Commissions on listed option transactions	25	607,811	3938
c. All other securities commissions		775,306	3939
d. Total securities commissions		1,419,584	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(4,992)	3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		330,020	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		386,467	3995
9. Total revenue	$	2,131,079	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			120,000	4120
11. Other employee compensation and benefits			1,508,483	4115
12. Commissions paid to other broker-dealers			179,768	4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			10,968	4195
15. Other expenses			572,585	4100
16. Total expenses		$	2,391,804	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(260,725)	4210
18. Provision for Federal income taxes (for parent only)		28	25,745	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(286,470)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	(22,503)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/18 to 04/30/19

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 1,079,444	4240
A. Net income (loss)		(286,470)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 792,974	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ -0-	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2019

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 HILLTOP SECURITIES [4335] x [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals